SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2016

 IRSA Propiedades Comerciales S.A.
(Exact name of Registrant as specified in its charter)

IRSA Commercial Properties Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Propiedades Comerciales S.A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the letter dated September 30, 2016, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letterdated September 30, 2016 the company informed the notice of call to the General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 31, 2016, at 12:00 noon, outside the Company’s registered office, at Bolívar 108 1st Floor, City of Buenos Aires.

IRSA PROPIEDADES COMERCIALES S.A.

Authorized by Decree issued by the Executive Brach dated August 29, 1889, registered under No. 126, Page 268, special Book IV, and registered with the Public Registry of Commerce of the City of Buenos Aires (adequation to Law 19,550) on February 27, 1976, under No. 323, Page 6, Book 85, Volume A of Domestic Corporations, hereby calls its shareholders to attend a General Ordinary and Extraordinary Shareholders’ Meeting to be held on October 31, 2016 at 12:00 noon, outside its registered office, at Bolívar 108 1st Floor, City of Buenos Aires, to deal with the following Agenda:
1.
Appointment of two shareholders to sign the meetings’ minutes.
2.
Consideration of documents contemplated in Section 234, paragraph 1, of the Argentine Companies Law No. 19,550 for the fiscal year ended June 30, 2016.
3.
Treatment and allocation of net income for the fiscal year ended June 30, 2016 for $816,598,237. Consideration of payment of a cash dividend for up to $312,000,000.
4.
Consideration of Board of Directors’ performance for the fiscal year ended June 30, 2016.
5.
Consideration of Supervisory Committee’s performance for the fiscal year ended June 30, 2016.
6.
Consideration of compensation payable to the Board of Directors for $108,671,082 (total compensation) for the fiscal year ended June 30, 2016, which amount exceeds by $62,407,628 the limit of FIVE PERCENT (5%) of the earnings recorded, pursuant to Section 261 of Law No. 19,550 and regulations thereunder in light of the amount proposed for distribution as dividends.
7.
Consideration of compensation payable to the Supervisory Committee for the fiscal year ended June 30, 2016.
8.
Appointment of Regular and Alternate Members of the Supervisory Committee for a term of one fiscal year.
9.
Appointment of Certifying Accountant for the next fiscal year and determination of its compensation. Delegation of powers.
10.
Update on shared services agreement report.
11.
Treatment of amounts paid as personal assets tax levied on the shareholders.
12.
Renewal of delegation of powers conferred to the Board of Directors in order to determine the time and currency of issuance and further terms and conditions governing the issue of notes under the US$500,000,000 global note program currently in effect, as approved by the shareholders’ meetings dated October 31, 2011 and March 26, 2015 and its increase by an additional amount of US$100,000,000 as approved by the shareholders’ meeting dated October 30, 2015.
13.
Grant of indemnities to the Directors, Statutory Auditors and Managers who perform or have performed duties for the Company accessorily to the D&O policies.
14.
Amendment to article eleven of the bylaws regarding the renewal of the Board of Directors by thirds.
15.
Appointment of Regular and Alternate Directors for a term of three fiscal years.
16.
Authorizations.

Note: The Registry of the Company’s book-entry shares is kept by Caja de Valores S.A. (CVSA) domiciled at 25 de Mayo 362, City of Buenos Aires. Therefore, in order to attend the Shareholders’ Meeting, evidence is to be obtained of the account of book-entry shares kept by CVSA which should be submitted for deposit at Florida 537 Floor 18, City of Buenos Aires from 9:30 am to 4:00 pm no later than October 25, 2016. An acknowledgement of admission to the Shareholders’ Meeting shall be furnished. Upon considering items 10, 11, 12, 13 and 14, the Shareholders’ Meeting shall hold session in the nature of an extraordinary meeting which shall require that quorum be 60%. Pursuant to Section 22, Chapter II, Title II of the CNV Rules (2013 revision) upon registration for attending the meeting, the shareholders shall provide the following data: first and last name or full corporate name; identity document type and number in the case of physical persons, or registration data in the case of artificial persons, specifying the Register where they are recorded and their jurisdiction and domicile, and indicating their nature. Identical data shall be furnished by each person who attends the Shareholders’ Meeting as representative of any shareholder. Moreover, the Shareholders are reminded that pursuant to the provisions of Section 24, Chapter II, Title II of the CNV Rules (2013 revision) if the shareholders were companies organized abroad under any form or pattern, upon registering for attending the shareholders’ meeting they shall identify the final beneficial holders of the shares of stock of the foreign company and the number of shares that will be voted. The representative appointed to make the voting at the Shareholders’ Meeting shall be registered in accordance with Section 118 or 123 of the Argentine Companies Law. Eduardo Sergio Elsztain, Chairman appointed by the Shareholders’ Meeting dated October 30, 2015 and distribution of Board offices dated November 2, 2015.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Propiedades Comerciales S.A.

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: September 30, 2016